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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4) of the
Securities Exchange Act of 1934

DIGITAL IMPACT, INC.
(Name of Subject Company)

DIGITAL IMPACT, INC.
(Name of Person(s) Filing Statement)

Common Stock, Par Value $.001 Per Share
(Title of Class of Securities)

25385G 10 6
(CUSIP Number of Class of Securities)

William Park
President, Chief Executive Officer and Chairman of the Board of Directors
177 Bovet Road, Suite 200
San Mateo, California 94402
(650) 356-3400

(Name, address and telephone number of person
authorized to receive notices and communications on
behalf of the person(s) filing statement)

With copies to:

Selim Day, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
12 East 49th Street
New York, NY 10017
(212) 999-5800

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.    Subject Company Information.

        Name and Address.    The name of the subject company is Digital Impact, Inc., a Delaware corporation ("Digital Impact" or the "Company"). The address and telephone number of the Company's principal executive offices is 177 Bovet Road, Suite 200, San Mateo, California 94402 and (650) 356-3400.

        Securities.    This Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule" or "Statement") relates to the Common Stock, $0.001 par value, of the Company (the "Shares"). As of February 28, 2005, there were 37,151,732 Shares issued and outstanding, up to an additional 200,000 Shares available for issuance in connection with a potential earnout payment pursuant to the Company's acquisition of Marketleap.com, Inc., which acquisition was consummated on July 12, 2004, and an additional 3,106,853 Shares issuable upon or otherwise deliverable in connection with the exercise of outstanding options.

Item 2.    Identity and Background of Filing Person.

        Name and Address.    The Company is the person filing this Statement. The information about the Company's address and business telephone number in Item 1, under the heading "Name and Address," is incorporated herein by reference. The Company's website address is www.digitalimpact.com. The information on the Company's website should not be considered a part of this Statement.

        Tender Offer.    This Statement relates to the tender offer by DII Acquisition Corp., a Delaware corporation ("Offeror"), a wholly owned subsidiary of infoUSA Inc., a Delaware corporation ("infoUSA"), disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended, the "Schedule TO"), filed by Offeror and infoUSA with the Securities and Exchange Commission (the "SEC") on February 24, 2005, and under which Offeror is offering to purchase all outstanding Shares at a price of $2.00 per Share, net to the seller in cash, without interest (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 24, 2005, included in the Schedule TO (the "Offer to Purchase"), and the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the "Offer"). The Offer to Purchase states that if Offeror accepts for payment and pays for at least a majority of the outstanding shares of the Company on a fully diluted basis, it expects to merge with and into the Company in a second-step merger (the "Proposed Merger," and together with the Offer and any associated financing transactions, the "Proposed Transaction").

        According to the Offer to Purchase, the Offer is subject to a number of conditions, including (i) there being validly tendered and not withdrawn before the expiration date of the Offer, a number of Shares, which, together with the Shares then owned by infoUSA and its subsidiaries (including Offeror), represents at least a majority of the total number of the Shares outstanding on a fully diluted basis (the "Minimum Tender Condition"), (ii) at or prior to the expiration date of the Offer, infoUSA being satisfied, in its sole discretion, that the restrictions on "business combinations" set forth in Section 203 of the Delaware General Corporation Law will not apply to the Proposed Merger (the "Section 203 Condition"), and (iii) at or prior to the expiration date of the Offer, the expiration or termination of all waiting periods imposed by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder (the "HSR Condition"). In addition, Offeror shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Offeror's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of and accordingly the payment for, any tendered Shares, and may terminate the Offer, if, in the sole judgment of Offeror, at any time on or after February 24, 2005, and before the time of payment for any such Shares (whether or not any Shares have theretofore been accepted for payment pursuant to the Offer), any of the several events described in Section 14 of the Offer to

Purchase shall have occurred, which in the sole judgment of Offeror makes it inadvisable to proceed with the Offer and/or with acceptance for such payment or payment (the "Other Conditions"). The conditions to the Offer are set forth in the Offer to Purchase.

        The Schedule TO states that Offeror's and infoUSA's principal executive offices are located at 5711 South 86th Circle, Omaha, Nebraska 68127 and their telephone number is (402) 593-4500.

Item 3.    Past Contracts, Transactions, Negotiations and Agreements.

        Except as described in this Statement or in the excerpts from the Company's Definitive Proxy Statement, dated June 22, 2004 (the "Proxy Statement"), filed as Exhibit (e)(1) to this Schedule, to the knowledge of the Company, as of the date of this Schedule, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates or (ii) Offeror, infoUSA or their respective executive officers, directors or affiliates. The excerpts filed as Exhibit (e)(1) to this Schedule are incorporated herein by reference, except to the extent superseded by this Schedule.

(a)   Arrangements with Executive Officers and Directors of the Company.

        The Company's directors and executive officers have entered into, or participate in, as applicable, the various agreements and arrangements discussed below. In the case of each plan or agreement discussed below to which the term "change in control" applies, the consummation of the Offer would constitute a change in control.

        Cash Consideration Payable Pursuant to the Offer.    If the Company's directors and executive officers were to tender any Shares they own for purchase pursuant to the Offer, they would receive the same cash consideration on the same terms and conditions as the other stockholders of the Company. As of February 28, 2005, the Company's directors and executive officers owned 5,100,960 Shares in the aggregate (excluding the exercise of options to purchase Shares and Shares of restricted stock). If the directors and executive officers were to tender all of their Shares for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Offeror, the directors and officers would receive an aggregate of $10,201,920 in cash. As discussed below in Item 4(d), to the knowledge of the Company, none of the Company's executive officers, directors, affiliates or subsidiaries currently intends to tender Shares held of record or beneficially owned by such person for purchase pursuant to the Offer.

        As of February 28, 2005, the Company's directors and executive officers held options to purchase 478,750 Shares in the aggregate, 361,458 of which were vested and exercisable as of that date, with exercise prices ranging from $0.73 to $17.50 and an aggregate weighted average exercise price of $1.20 per Share. As of February 28, 2005, the Company's directors and executive officers held 652,704 shares of restricted stock in the aggregate, all of which were subject to forfeiture and the right of repurchase of the Company as of that date. Any unvested equity awards held by the Company's directors and executive officers were issued pursuant to the Company's 1998 Stock Plan, as amended and restated, or the Company's 1999 Director Equity Plan, as amended and restated, filed as Exhibit (e)(2) and (e)(3) to this Schedule, respectively, and incorporated herein by reference (collectively, the "Plans"). Under the Plans, in the event of a change in control of the Company, if the successor corporation refuses to assume or substitute for an outstanding equity award under the Plans, in the discretion of the plan administrator, the holder thereof shall fully vest in and have the right to exercise such equity award as to all of the shares of capital stock such award is exercisable for, whether or not vested at the time of the change in control.

        Executive Retention Agreements.    The Company has entered into retention agreements with William Park, Gerardo Capiel, Kevin Johnson, David Oppenheimer and Michael Gorman, executive officers of the Company, which were revised on January 25, 2005, and further amended as of March 4, 2005, the form of which agreements are filed as Exhibit (e)(4) and (e)(5) to this Schedule, respectively, and incorporated by reference herein. Pursuant to the revised retention agreements of March 4, 2005, if the executive's employment is terminated by the Company without "cause" (as defined in such executive's agreement) or the executive resigns for "good reason" (as defined in such executive's agreement) within twelve months following a change in control of the Company, then the executive will receive (i) severance equal to 100% of the executive's annual base salary on the termination date (as opposed to six months per the January 25, 2005 agreement), (ii) twelve months' paid medical benefits (as opposed to six months per the January 25, 2005 agreement) and (iii) full vesting of unvested equity awards.

        Employment Agreement.    Mr. Oppenheimer is party to an employment agreement dated July 29, 1999, which is filed as Exhibit (e)(6) to this Schedule and incorporated by reference herein. If, within twelve months after the Company undergoes a change in control, Mr. Oppenheimer's employment is terminated by the Company without "cause" (as defined in Mr. Oppenheimer's agreement) or he terminates his employment as a result of a reduction in his compensation, a change in his responsibilities or refusal of the successor company to assume the Company's responsibilities under his employment agreement, 50% of his unvested equity-based incentive awards will become vested as of the date of his termination of employment.

        2005 Employee Retention Plan.    The Company has implemented a 2005 Employee Retention Plan, dated as of March 4, 2005, which is filed as Exhibit (e)(7) to this Schedule and incorporated by reference herein (the "Retention Plan"). Pursuant to the Retention Plan, if a "covered employee" (as defined in the Retention Plan) is terminated without "cause" (as defined in the Retention Plan) within twelve months following a change in control of the Company, such covered employee will receive, (i) in the case of a director-level employee, severance equal to 36 weeks of base salary, and in the case of an employee below director-level, severance equal to 24 weeks of base salary, (ii) Company-paid medical benefits for nine months for a director-level employee and six months for an employee below director- level and (iii) an additional 12 months of vesting acceleration for outstanding and unvested equity awards for each completed year of service the covered employee performs for the Company.

        Executive Compensation.    As more fully described in Exhibit (e)(1), the Company's executive officers are compensated by a combination of cash and equity based incentives.

        On January 25, 2005, the Company entered into an Exchange Election and Restricted Stock Agreement (the "Restricted Stock Agreement") with each of David Oppenheimer, Kevin Johnson, and Michael Gorman, the form of which is filed as Exhibit (e)(8) to this Schedule and incorporated by reference herein. Under the terms of the Restricted Stock Agreement, the executives were offered the opportunity to cancel certain previous grants of Company stock options in order to obtain new grants of restricted stock. The restricted stock will vest at the rate of 1/16 per quarter over a four-year period, provided that the executive remains employed by the Company on each vesting date. Unvested restricted stock held on the date of termination of service will be forfeited. The restricted stock will be equitably adjusted in the event of certain recapitalizations of the Company. Messrs. Johnson, Oppenheimer and Gorman were granted 225,000, 200,000 and 175,000 shares of restricted stock, respectively, in exchange for the cancellation of 70,000, 190,000 and 150,000 stock options, respectively.

        Michael Gorman has served as the Company's Senior Vice President, Search and Acquisition, since March 2004. Mr. Gorman's annual base salary is $210,000. Mr. Gorman is eligible to receive a bonus targeted at $80,000, based on the Company's Search and Agency Services revenue during the Company's fiscal year ending March 31, 2005.

        Director Compensation.    As more fully described in Exhibit (e)(1), directors of the Company are compensated by various packages of incentives, including cash fees, stock options and grants of restricted stock of the Company.

(b)   Transactions with Offeror and infoUSA.

        Other than as disclosed in this Schedule, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest, between the Company, or its executive officers, directors or affiliates, on the one hand, and Offeror, infoUSA or their respective executive officers, directors or affiliates, on the other hand.

Item 4.    The Solicitation or Recommendation.

(a)   Solicitation/Recommendation.

        After careful consideration, including a thorough review of the Offer with its independent financial and legal advisors, the Board of Directors of Digital Impact (the "Board of Directors"), by unanimous vote of all of its directors, determined that the Offer is financially inadequate and that the Offer is not in the best interests of the Company's stockholders.

        Accordingly, the Board of Directors unanimously recommends that the Company's stockholders reject the Offer and not tender their Shares for purchase pursuant to the Offer.

(b)   Background.

        In July of 2002, William C. Park, Chairman and Chief Executive Officer of Digital Impact, received the following letter dated July 16, 2002, from Vinod Gupta, Chief Executive Officer of infoUSA:

July 16, 2002

Mr. William Park
Chairman & CEO
Digital Impact Inc.
177 Bovet Road
San Mateo, CA 94402

Dear Mr. Park:

        I am writing on behalf of infoUSA regarding potential interest in merging our companies.

        infoUSA is a $300 million database company with over 4 million customers and high profitability.

        I believe a merger of our companies would be a strategic fit. If you feel the same way, I would love to hear from you. My cell number is 402/203-4949 or you can send me an e-mail at vin@infousa.com.

Sincerely,
/s/ Vinod Gupta
Vinod Gupta

        In April of 2004, Mr. Park received the following letter from Mr. Gupta:

April 9, 2004

Mr. William Park
Chairman & CEO
Digital Impact Inc.
177 Bovet Road
San Mateo, CA 94402

Dear Mr. Park:

        I just noticed that your stock took a hit because of circumstances concerning your profitability.

        In the public market, every company is facing the same problem. The analysts don't appreciate the value of the company. We have been through the same problems before.

        I would love to propose a combination of infoUSA and Digital Impact and maybe structure a price, which can be cash and infoUSA stock. It will allow you to share in the upside of the infoUSA stock.

        There are many benefits of a combined company. We have a blue chip customer base, and with your technology and capabilities, we would be able to expand the revenue and cut duplicate costs. I also believe that our management team can work together very well. My good friend, Anil Kumar of McKinsey & Company, thinks very highly of you.

        If you are interested, please give me a call at 402/593-4575 or contact me by e-mail at vin@infousa.com.

With best regards,
/s/ Vinod Gupta
Vinod Gupta

        In October of 2004, the Company received the following letter from Mr. Gupta:

October 19, 2004

Mr. William Park
Chairman
Digital Impact, Inc.
177 Bovet Road
San Mateo, CA 94402

Dear Bill:

        As you know, infoUSA Inc. ("infoUSA") is the leading provider of business and consumer databases, database marketing and e-mail marketing. Digital Impact, Inc. ("Digital Impact") is a recognized leader in digital marketing solutions, providing businesses with valuable advertising campaigns and increased online revenue.

        infoUSA believes that a business combination of infoUSA and Digital Impact would provide Digital Impact with unique opportunities. Digital Impact could enhance its business by a combination with Yesmail, and also leverage its capabilities to our Donnelley customers.

        As show of our interest, infoUSA is prepared to offer two purchase options for acquiring the shares of Digital Impact (subject to due diligence).

        1.     infoUSA is prepared to offer $2.00 per share in cash to acquire all outstanding shares of Digital Impact. This price represents nearly a 50% premium to the closing sale price of Digital Impact shares on October 14, 2004.

        2.     infoUSA is prepared to offer $1.00 per share in cash and $1.00 per share in the stock of infoUSA to acquire all outstanding shares of Digital Impact.

        We would require no more than five business days from the time we are given access to your information to conduct due diligence. We are ready to work with you to conclude a definitive agreement and complete this transaction on a timely basis.

Sincerely,
/s/ Vinod Gupta
Vinod Gupta Chairman and CEO

        In November of 2004, the Company received the following letter from Mr. Gupta:

November 2, 2004

Mr. William Park
Chairman & CEO
Digital Impact Inc.
177 Bovet Road
San Mateo, CA 94402

Dear Bill:

        Thank you for your phone call last week concerning our offer for Digital Impact.

        We were quite disappointed that the Board of Digital Impact has decided not to pursue our offer. We believe it's a substantial premium to your existing stock price.

        We also believe that in the e-mail marketing arena, individual players like your company just cannot grow their revenue. Your recent results show that pattern.

        We believe that a combination with infoUSA is in the best interest of the stockholders of Digital Impact. Our offer is a substantial premium from your existing stock price.

        We hope that you will reconsider our bid. We are also willing to talk about doing a transaction where Digital Impact stockholders would get infoUSA stock and they will have the upside of the combined company stock price. We will wait to hear from Digital Impact.

Best regards,
/s/ Vinod Gupta
Vinod Gupta

        On November 16, 2004, Mr. Park delivered the following message via electronic mail to Mr. Gupta:

Hi Vinod,

Thanks for your letter, we appreciate your interest in Digital Impact. Our position however remains unchanged in that we believe we have a bright future ahead of ourselves and that there is considerable value in our business above and beyond your proposal.

Best of luck with your business and I look forward to remaining in touch.

Regards,

Bill

        On February 10, 2005, the Company received the following letter from Mr. Gupta:

February 9, 2005

Board of Directors
Digital Impact, Inc.
177 Bovet Road
San Mateo, CA 94402

Gentlemen:

        This letter follows up on some of the preliminary discussions I have had with Mr. Park regarding a potential acquisition of Digital Impact by infoUSA Inc. We have extensively reviewed the publicly available information regarding Digital Impact, including your January 27th earnings announcement, and continue in our belief that Digital Impact represents an attractive strategic opportunity for infoUSA Inc. While I found our preliminary discussions to be productive, I believe that it will facilitate our future discussions for us to formalize our interest at this point.

        Based upon this publicly-available information, we are prepared to propose an all-cash acquisition of all of the issued and outstanding shares of capital stock of Digital Impact for $2.00 per share. This represents a premium of 35% over the company's closing share price of $1.48 on February 8, 2005 and a premium of 40% over the company's average closing share price over the prior 30 trading days of $1.43. We are prepared to work with you in structuring the actual form of the transaction in a manner that meets our respective needs.

        As you know, infoUSA is the leading provider of business and consumer databases, sales and marketing solutions and e-mail marketing solutions. We have been very active in the market for companies in the e-mail marketing space over the past several years. During that period we have acquired and integrated four companies. In fact, we announced our most recent acquisition just last week (@Once). We believe that this experience allows us to proceed through the acquisition process in a professional and efficient manner.

        infoUSA is prepared to begin immediately with an expedited, customary due diligence process and negotiation of a definitive acquisition agreement for the final approval of the Digital Impact Board of Directors. Our internal transaction team and outside advisors are standing by and ready to get started. With full cooperation from both sides, we are committed to concluding our agreement as expeditiously as possible and thereafter to commence immediately the necessary proceedings to secure the approval of the transaction by your stockholders.

        The proposal set forth in this letter is subject to satisfactory completion of our due diligence investigation with respect to Digital Impact and its business, the execution of a definitive acquisition agreement with customary terms and conditions, and the final approval of our Board of Directors.

        The proposal set forth in this letter shall expire without any further action by us at 5:00 pm (California time) on February 18, 2005 if a definitive acquisition agreement has not been executed by the parties prior to such time. Neither infoUSA nor Digital Impact shall have an obligation with respect to the transactions contemplated by this proposal unless and until a definitive acquisition agreement has been executed and delivered.

        Should you have any questions concerning this proposal, please feel free to contact me, as we are prepared to speak with you at any time. I can be reached by telephone at (402) 593-4575 or by e-mail at "vin.gupta@infousa.com". We look forward to hearing from you.

Sincerely,
/s/ Vinod Gupta
Vinod Gupta Chairman and Chief Executive Officer

        On February 10, 2005, infoUSA issued a press release announcing its proposal to acquire Digital Impact for $2.00 per share in cash.

        On February 10, 2005, the Board of Directors met with outside legal counsel to discuss infoUSA's letter of February 9, 2005 (the "Letter"). After such meeting, the Company issued a press release acknowledging that it had received the Letter and noting that the Board of Directors was reviewing the proposal contained in the Letter in accordance with its fiduciary duties.

        On February 18, 2005, Mr. Park telephoned Mr. Gupta to indicate that Digital Impact would provide infoUSA with a formal response to the Letter in the following week.

        On February 24, 2005, the Company received a copy of the Schedule TO.

        On March 4, 2005, the Board of Directors held a meeting with management, outside legal counsel, and Credit Suisse First Boston LLC ("Credit Suisse First Boston"), financial advisor to the Company. At the meeting, the Board of Directors discussed with management and its financial and legal advisors the merits of the Offer. Outside legal counsel reviewed with the Board of Directors its fiduciary duties and legal obligations. Also at this meeting, Credit Suisse First Boston orally conveyed its opinion to the Board of Directors, and subsequently confirmed such opinion in writing, which is filed as Exhibit (a)(1) to this Schedule and incorporated herein by reference, to the effect that, as of the date of the opinion, based upon and subject to the assumptions, considerations and limitations set forth therein, the Offer was inadequate, from a financial point of view, to the holders of Shares. Stockholders are urged to read the opinion in its entirety and to see the information contained in Item 8 herein under the heading "Credit Suisse First Boston Opinion." For reasons described in more detail below, the Board of Directors determined to recommend that the Company's stockholders reject the Offer and not tender their Shares pursuant to the Offer. In addition, at the meeting, and after discussion with outside legal counsel, the Board of Directors determined to implement the stockholder rights plan described in Item 8 hereof under the heading "Stockholder Rights Plan." The Board of Directors also considered and discussed a presentation from independent compensation consultants regarding the Company's employee retention plans.

(c)   Reasons for Recommendation.

        In reaching the determination and the recommendation described above, the Board of Directors consulted with its financial and legal advisors and senior management of Digital Impact and took into account numerous factors, including, but not limited to, the following:

            (i)  The Board of Directors' belief that the Company can create stockholder value in excess of the Offer through the continued execution of the Company's business plan, which is focused on integrated digital marketing solutions, and that management will be able to successfully execute the Company's business plan.

           (ii)  The Board of Directors' understanding of and familiarity with Digital Impact's business, financial condition, current business strategy and future business prospects, which the Board of Directors believes have not been fully reflected in Digital Impact's Share price.

          (iii)  The presentation of, and the Board of Directors' discussions with, Credit Suisse First Boston, at a meeting of the Board of Directors held on March 4, 2005, concerning Digital Impact, infoUSA, Offeror and the financial aspects of the Offer, including the opinion of Credit Suisse First Boston, which was orally conveyed to the Board of Directors on March 4, 2005, and subsequently confirmed in writing, to the effect that, as of the date of the opinion, based upon and subject to the assumptions, considerations and limitations set forth in the opinion, the Offer was inadequate, from a financial point of view, to the holders of Shares.

          (iv)  The Board of Directors' view that the Offer is an opportunistic attempt to acquire Digital Impact, one of the industry's leading providers of integrated digital marketing solutions, at a time when the Company's stock price is depressed and fails to reflect the Company's long-term value.

        The foregoing discussion of the information and factors considered by the Board of Directors is not intended to be exhaustive but addresses the material information and factors considered by the Board of Directors in their consideration of the Proposed Transaction. In addition, in arriving at their respective recommendations, the directors of Digital Impact were aware of the interests of officers and directors of Digital Impact as described under "Past Contracts, Transactions, Negotiations and Agreements" in Item 3 hereof.

(d)   Intent to Tender.

        To the Company's knowledge, none of Digital Impact's executive officers, directors, affiliates or subsidiaries currently intends to sell or tender for purchase pursuant to the Offer any Shares owned of record or beneficially owned.

Item 5.    Person/Assets, Retained, Employed, Compensated Or Used.

        Except as set forth below, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to the stockholders of the Company concerning the Offer.

        Credit Suisse First Boston.    The Board of Directors has retained Credit Suisse First Boston to act as financial adviser in connection with, among other things, the Company's analysis and consideration of, and response to, the Offer. Pursuant to the terms of Credit Suisse First Boston's engagement letter, the Company has agreed to pay Credit Suisse First Boston customary fees, including a fee payable upon delivery of its opinion, a fee payable based on the continuing independence of the Board of Directors, and a fee payable upon the closing of a sale transaction involving the Company. In addition, Credit Suisse First Boston will be reimbursed for its reasonable out-of-pocket expenses (including fees and disbursements of its legal counsel), and Credit Suisse First Boston and certain related persons will be indemnified against certain liabilities relating to or arising out of the engagement.

        Credit Suisse First Boston and its affiliates have in the past provided financial and investment banking services to the Company unrelated to the Offer, for which services Credit Suisse First Boston has received compensation, and Credit Suisse First Boston and its affiliates may in the future provide certain investment banking and financial services to the Company and infoUSA for which Credit Suisse First Boston would receive compensation. In the ordinary course of business, Credit Suisse First Boston and its affiliates may acquire, hold or sell, for its and its affiliates' own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of the Company, infoUSA and any other company that may be involved in the Offer, as well as provide investment banking and other financial services to such companies.

        Innisfree M&A Incorporated.    The Company has retained Innisfree M&A Incorporated to assist it in connection with communications with its stockholders with respect to the Offer. The Company has agreed to pay Innisfree M&A Incorporated customary compensation for its services and reimbursement of out-of-pocket expenses in connection with its engagement. The Company has also agreed to indemnify Innisfree M&A Incorporated against certain liabilities arising out of or in connection with its engagement.

        Joele Frank, Wilkinson Brimmer Katcher.    The Company has retained Joele Frank, Wilkinson Brimmer Katcher as its public relations advisor in connection with the Offer. The Company has agreed to pay customary compensation for such services and to reimburse Joele Frank, Wilkinson Brimmer Katcher for its out-of-pocket expenses arising out of or in connection with its engagement. The Company has also agreed to indemnify Joele Frank, Wilkinson Brimmer Katcher against certain liabilities arising out of or in connection with its engagement.

Item 6.    Interest In Securities Of The Subject Company.

        Except as described below, no transactions in the Shares have been effected during the past 60 days by the Company or, to the Company's knowledge, by any of the Company's directors, executive officers, affiliates or subsidiaries.

Name	Date of Transaction	Nature of Transaction		Number of Shares of Common Stock	Price
Martha Deevy	01/24/05	Acquisition	(1)	13,698	$1.46
Michael Gorman	01/25/05	Acquisition	(2)	175,000	$1.42
Kevin Johnson	01/25/05	Acquisition	(3)	225,000	$1.42
David S. Oppenheimer	01/25/05	Acquisition	(4)	200,000	$1.42

(1)
Ms. Deevy received these shares of restricted stock pursuant to the Company's 1999 Director Equity Plan, as amended and restated. See the description of the terms of the restricted stock in Item 3 herein, under the headings "Cash Consideration Payable Pursuant to the Offer" and "Director Compensation."

(2)
Mr. Gorman received these shares of restricted stock in exchange for the cancellation of 150,000 options to purchase Shares. See the description of the terms of the restricted stock in Item 3 herein, under the headings "Cash Consideration Payable Pursuant to the Offer" and "Executive Compensation."

(3)
Mr. Johnson received these shares of restricted stock in exchange for the cancellation of 70,000 options to purchase Shares. See the description of the terms of the restricted stock in Item 3 herein, under the headings "Cash Consideration Payable Pursuant to the Offer" and "Executive Compensation."

(4)
Mr. Oppenheimer received these shares of restricted stock in exchange for the cancellation of 190,000 options to purchase Shares. See the description of the terms of the restricted stock in Item 3 herein, under the headings "Cash Consideration Payable Pursuant to the Offer" and "Executive Compensation."

Item 7.    Purposes Of The Transaction And Plans Or Proposals.

        The Company is not currently undertaking or engaged in any negotiation in response to the Offer that relates to (i) a tender offer for or other acquisition of securities by or of the Company, any subsidiary of the Company or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets by the Company or any of its subsidiaries; or (iv) any material change in the indebtedness, capitalization or present dividend rate or policy of the Company.

        Except as set forth in this Statement, there are no transactions, resolutions of the Board of Directors, agreements in principle or signed agreements in response to the Offer that relate to or would result in one or more of the events referred to in the first paragraph of this item.

Item 8.    Additional Information.

        Litigation.    On March 1, 2005, Digital Impact filed a Complaint in the Santa Clara County Superior Court against one of its former employees, MaryAnn Sullivan, and her new employer, Yesmail, Inc., a wholly owned subsidiary of infoUSA ("Yesmail"), which Complaint is filed as Exhibit (a)(2) to this Schedule and incorporated by reference herein. Digital Impact alleges claims for misappropriation of trade secrets under the Uniform Trade Secrets Act, unfair competition under Business and Professions Code section 17200, tortious interference with prospective economic advantage (against Yesmail only), and breach of contract (against Ms. Sullivan only). Digital Impact seeks injunctive relief and monetary damages, including punitive damages. Digital Impact's claims are based on its discovery that shortly before her resignation to join Yesmail, Ms. Sullivan downloaded and e-mailed information to her personal e-mail account that Digital Impact considers to be confidential and proprietary. Digital Impact's claims against Yesmail are based on its belief that Yesmail was involved in these activities, has received Digital Impact's proprietary information from Ms. Sullivan, and/or has created a substantial danger and threat of receiving Digital Impact's proprietary information from Ms. Sullivan. On March 3, 2005, the Court issued an Order granting Digital Impact's Motion to Conduct Expedited Discovery. Digital Impact has propounded written discovery and noticed the depositions of Ms. Sullivan and Yesmail pursuant to that Order.

        Stockholder Rights Plan.    On March 4, 2005, pursuant to a Preferred Stock Rights Agreement (the "Rights Agreement") between the Company and Computershare Investor Services LLC, as Rights Agent (the "Rights Agent"), the Board of Directors declared a dividend of one right (a "Right") to purchase one one-thousandth of a share of the Company's Series A Participating Preferred Stock ("Series A Preferred") for each outstanding Share. The dividend is payable on March 16, 2005 (the "Record Date") to stockholders of record as of the close of business on that date. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Preferred at an exercise price of $10.00 (the "Purchase Price"), subject to adjustment.

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  Rights Evidenced by Share Certificates.    The Rights will not be exercisable until the Distribution Date (defined below). Certificates for the Rights ("Rights Certificates") will not be sent to stockholders and the Rights will attach to and trade only together with the Shares. Accordingly, Share certificates outstanding on the Record Date will evidence the Rights related thereto, and Share certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender or transfer of any certificates for Shares, outstanding as of the Record Date, even without notation or a copy of the Summary of Rights being attached thereto, also will constitute the transfer of the Rights associated with the Shares represented by such certificate.

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  Distribution Date.    The Rights will be separate from the Shares, Rights Certificates will be issued and the Rights will become exercisable upon the earlier of (a) the tenth day after a person or group of affiliated or associated persons ("Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the Shares then outstanding, or (b) the tenth business day (or such later date as may be determined by the Board of Directors) after a person or group announces a tender or exchange offer, the consummation of which would result in ownership by a person or group of 15% or more of the Company's then outstanding Shares. The earlier of such dates is referred to as the "Distribution Date."

        On March 4, 2005, the Board of Directors resolved to delay the Distribution Date with respect to the Offer, and any modification or amendment to the Offer until that time that is immediately preceding consummation of any transaction or series of related transactions in which a Person (as defined in the Rights Agreement) becomes, or will likely become (as determined by the Company's Board of Directors), an Acquiring Person.

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  Issuance of Rights Certificates; Expiration of Rights.    As soon as practicable following the Distribution Date, a Rights Certificate will be mailed to holders of record of the Shares as of the close of business on the Distribution Date and such separate Rights Certificate alone will evidence the Rights from and after the Distribution Date. The Rights will expire on the earliest of (i) March 16, 2015, (the "Final Expiration Date"), or (ii) redemption or exchange of the Rights as described below.

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  Initial Exercise of the Rights.    Following the Distribution Date, and until one of the further events described below, holders of the Rights will be entitled to receive, upon exercise and the payment of the Purchase Price, one one-thousandth of a share of the Series A Preferred. In the event that the Company does not have sufficient Series A Preferred available for all Rights to be exercised, or the Board of Directors decides that such action is necessary and not contrary to the interests of Rights holders, the Company may instead substitute cash, assets or other securities for the Series A Preferred for which the Rights would have been exercisable under this provision or as described below.

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  Right to Buy Company Shares.    Unless the Rights are earlier redeemed, in the event that an Acquiring Person obtains 15% or more of the Company's then outstanding Shares, then each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, Shares having a value equal to two times the Purchase Price. Rights are not exercisable following the occurrence of an event as described above until such time as the Rights are no longer redeemable by the Company as set forth below.

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  Right to Buy Acquiring Company Shares.    Similarly, unless the Rights are earlier redeemed, in the event that, after an Acquiring Person obtains 15% or more of the Company's then outstanding Shares, (i) the Company is acquired in a merger or other business combination transaction, or (ii) 50% or more of the Company's consolidated assets or earning power are sold (other than in transactions in the ordinary course of business), proper provision must be made so that each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, shares of common stock of the acquiring company having a value equal to two times the Purchase Price.

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  Exchange Provision.    At any time after an Acquiring Person obtains 15% or more of the Company's then outstanding Shares and prior to the acquisition by such Acquiring Person of 50% or more of the Company's outstanding Shares, the Board of Directors may exchange the Rights (other than Rights owned by the Acquiring Person), in whole or in part, at an exchange ratio of one Share per Right.

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  Redemption.    At any time on or prior to the close of business on the earlier of (i) the date of attainment of 15% or more of the Company's then outstanding Shares by an Acquiring Person or (ii) the Final Expiration Date, the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right.

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  Adjustments to Prevent Dilution.    The Purchase Price payable, the number of Rights, and the number of Series A Preferred or Shares or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time in connection with the dilutive issuances by the Company as set forth in the Rights Agreement. With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price.

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  Cash Paid Instead of Issuing Fractional Shares.    No fractional Shares will be issued upon exercise of a Right and, in lieu thereof, an adjustment in cash will be made based on the market price of the Shares on the last trading date prior to the date of exercise.

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  No Stockholders' Rights Prior to Exercise.    Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company (other than any rights resulting from such holder's ownership of Shares), including, without limitation, the right to vote or to receive dividends.

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  Amendment of Rights Agreement.    The terms of the Rights and the Rights Agreement may be amended in any respect without the consent of the Rights holders on or prior to the Distribution Date; thereafter, the terms of the Rights and the Rights Agreement may be amended without the consent of the Rights holders in order to cure any ambiguities or to make changes which do not adversely affect the interests of Rights holders (other than the Acquiring Person).

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  Rights and Preferences of the Series A Preferred.    Each one one-thousandth of a share of Series A Preferred has rights and preferences substantially equivalent to those of one Share.

  •
  No Voting Rights.    Rights will not have any voting rights.

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  Certain Anti-Takeover Effects.    The Rights approved by the Board of Directors are designed to protect and maximize the value of the outstanding equity interests in the Company in the event of an unsolicited attempt by an acquirer to take over the Company in a manner or on terms not approved by the Board of Directors. Takeover attempts frequently include coercive tactics to deprive the Board of Directors and its stockholders of any real opportunity to determine the destiny of the Company. The Rights have been declared by the Board of Directors in order to deter such tactics, including a gradual accumulation of shares in the open market of 15% or greater position to be followed by a merger or a partial or two-tier tender offer that does not treat all stockholders equally. These tactics unfairly pressure stockholders, squeeze them out of their investment without giving them any real choice and deprive them of the full value of their shares.

        The Rights may have the effect of rendering more difficult or discouraging an acquisition of the Company deemed undesirable by the Board of Directors. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company on terms or in a manner not approved by the Board of Directors, except pursuant to an offer conditioned upon the negation, purchase or redemption of the Rights. Subject to the restrictions described above, the Rights may be redeemed by the Company at $0.001 per Right at any time prior to the Shares Acquisition Date. Accordingly, the Rights should not interfere with any merger or business combination approved by the Board of Directors.

        Credit Suisse First Boston Opinion.    A copy of the written opinion rendered by Credit Suisse First Boston, setting forth the procedures followed, the matters considered, the assumptions made and the limitations on the review undertaken by Credit Suisse First Boston in arriving at its opinion, is filed as Exhibit (a)(1) to this Schedule and incorporated herein by reference. Credit Suisse First Boston's opinion with respect to the Offer is addressed to the Board of Directors, addresses the adequacy, from a financial point of view, of the Offer to the holders of Shares and is not intended to constitute, and does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender Shares pursuant to the Offer or with respect to how such stockholder should vote or act on any matter relating to the Offer. Stockholders of the Company are urged to read the opinion in its entirety. Each member of the Board of Directors was aware that Credit Suisse First Boston became entitled to certain fees upon delivery of its opinion.

        Forward Looking Statements.    Certain statements in this Schedule are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as "believes," "expects," "anticipates," "predicts," "projects," "may," "intends," "target" and similar expressions identify forward-looking statements, but their absence does not mean that the statement is not forward-looking. Forward-looking statements also include any other passages that relate to expected future events of trends that can only be evaluated by events or trends that will occur in the future. Statements made in this Schedule indicating Digital Impact's intentions, beliefs, expectations, or predictions for the future are forward-looking statements. These statements are based on the opinions and estimates of management at the time the statements were made and are subject to a number of risks, assumptions and uncertainties that could cause Digital Impact's actual results to differ materially from those projected in such forward-looking statements, including: the ability to execute the Company's business plan; the ability to achieve revenues from products and services that are under development; competitive and pricing pressures; the risks of losing clients, failing to acquire new clients or the reduction of campaign volume from existing clients; and other risks referenced from time to time in Digital Impact's filings with the Securities and Exchange Commission, which are available without charge at www.sec.gov. Further risks and uncertainties associated with the Offer include: the risk that Digital Impact customers may delay or refrain from purchasing Digital Impact products due to uncertainties about Digital Impact's future and the availability of product support and upgrades; the risk that key employees may pursue other employment opportunities due to concerns as to their employment security; and the risk that litigation is commenced, which might result in significant costs. All forward-looking statements are qualified by these cautionary statements and are made only as of the date they are made, and readers are cautioned not to place undue reliance upon these forward-looking statements. Digital Impact is under no obligation (and expressly disclaims any such obligation) to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

Item 9.    Materials to be Filed as Exhibits.

        The following exhibits are filed herewith:

Exhibit Number	Description
(a)(1)	Opinion of Credit Suisse First Boston dated March 4, 2005.
(a)(2)
Complaint in DIGITAL IMPACT, INC. v. MARYANN SULLIVAN, YESMAIL, INC., and DOES 1-10, inclusive, Case No. 105CV036502, filed in the Superior Court of the State of California, County of Santa Clara, on March 1, 2005.
(a)(3)	Letter, dated March 7, 2005, to Digital Impact stockholders.
(a)(4)	Press release issued by Digital Impact on March 7, 2005.
(a)(5)	Letter, dated March 7, 2005, to Digital Impact employees.
(a)(6)	Employee Frequently Asked Questions.
(e)(1)	Excerpts from Digital Impact's Definitive Proxy Statement, dated June 22, 2004.

(e)(2)	1998 Stock Plan, as amended and restated (incorporated by reference to Digital Impact's Registration Statement on Form S-8 (SEC File No. 333-67686) filed with the SEC on August 16, 2001).
(e)(3)	1999 Director Equity Plan, as amended and restated (incorporated by reference to Digital Impact's Proxy Statement on Schedule 14A filed with the SEC on June 24, 2003).
(e)(4)	Form of Retention Agreement (incorporated by reference to Digital Impact's Current Report on Form 8-K filed with the SEC on January 27, 2005).
(e)(5)	Form of Amendment to Retention Agreement.
(e)(6)
Employment Agreement between Digital Impact and David Oppenheimer (incorporated by reference to Digital Impact's registration statement on Form S-1 (SEC File No. 333-87299) originally filed with the SEC on September 17, 1999, as subsequently amended).
(e)(7)	2005 Employee Retention Plan.
(e)(8)	Form of Exchange Election and Restricted Stock Agreement (incorporated by reference to Digital Impact's Current Report on Form 8-K filed with the SEC on January 27, 2005).
(g)	Not Applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DIGITAL IMPACT, INC.
Dated: March 7, 2005
/s/ David Oppenheimer
David Oppenheimer Sr. Vice President, Chief Financial Officer and Treasurer

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)	Opinion of Credit Suisse First Boston dated March 4, 2005.
(a)(2)
Complaint in DIGITAL IMPACT, INC. v. MARYANN SULLIVAN, YESMAIL, INC., and DOES 1-10, inclusive, Case No. 105CV036502, filed in the Superior Court of the State of California, County of Santa Clara, on March 1, 2005.
(a)(3)	Letter, dated March 7, 2005, to Digital Impact stockholders.
(a)(4)	Press release issued by Digital Impact on March 7, 2005.
(a)(5)	Letter, dated March 7, 2005, to Digital Impact employees.
(a)(6)	Employee Frequently Asked Questions.
(e)(1)	Excerpts from Digital Impact's Definitive Proxy Statement, dated June 22, 2004.
(e)(2)	1998 Stock Plan, as amended and restated (incorporated by reference to Digital Impact's Registration Statement on Form S-8 (SEC File No. 333-67686) filed with the SEC on August 16, 2001).
(e)(3)	1999 Director Equity Plan, as amended and restated (incorporated by reference to Digital Impact's Proxy Statement on Schedule 14A filed with the SEC on June 24, 2003).
(e)(4)	Form of Retention Agreement (incorporated by reference to Digital Impact's Current Report on Form 8-K filed with the SEC on January 27, 2005).
(e)(5)	Form of Amendment to Retention Agreement.
(e)(6)
Employment Agreement between Digital Impact and David Oppenheimer (incorporated by reference to Digital Impact's registration statement on Form S-1 (SEC File No. 333-87299) originally filed with the SEC on September 17, 1999, as subsequently amended).
(e)(7)	2005 Employee Retention Plan.
(e)(8)	Form of Exchange Election and Restricted Stock Agreement (incorporated by reference to Digital Impact's Current Report on Form 8-K filed with the SEC on January 27, 2005).
(g)	Not Applicable.

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  Item 1. Subject Company Information.
  Item 2. Identity and Background of Filing Person.
  Item 3. Past Contracts, Transactions, Negotiations and Agreements.
  Item 4. The Solicitation or Recommendation.
  Item 5. Person/Assets, Retained, Employed, Compensated Or Used.
  Item 6. Interest In Securities Of The Subject Company.
  Item 7. Purposes Of The Transaction And Plans Or Proposals.
  Item 8. Additional Information.
  Item 9. Materials to be Filed as Exhibits.
SIGNATURE
INDEX TO EXHIBITS